FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

Seismic Capital Company

Delaware	85-1703911
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1271 Ventura Blvd #479
Los Angeles, CA 91604
(Full mailing address of principal executive offices)

(424) 512-2200
(Issuer’s telephone number, including area code)

PART 3. FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

SEISMIC CAPITAL COMPANY
FINANCIAL STATEMENTS
JUNE 30, 2021

SEISMIC CAPITAL COMPANY
BALANCE SHEETS

	June 30, 2021 (Unaudited)	December 31, 2020
ASSETS

CURRENT ASSETS
Cash	$49,410	$5,683
Prepaid expenses	4,151	7,759

TOTAL CURRENT ASSETS	53,561	13,442

NON-CURRENT ASSETS
Deferred offering costs	-	50,000

TOTAL ASSETS	$53,561	$63,442

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable	$155,725	$65,102
Accrued expenses	-	137,500
Accrued compensation - officers	812,500	375,000
Advances from officers	83,075	16,659

TOTAL CURRENT LIABILITIES	1,051,300	594,261

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' DEFICIT
Common stock, $0.001 par value, 200,000,000 shares authorized, 26,548,118 and 26,393,534 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively.	26,548	26,393
Additional paid-in capital	674,688	365,675
Accumulated deficit	(1,698,975)	(922,887)

TOTAL STOCKHOLDERS' DEFICIT	(997,739)	(530,819)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$53,561	$63,442

The accompanying notes are an integral
part of these unaudited financial statements.

SEISMIC CAPITAL COMPANY
STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2021

REVENUES	$-

OPERATING EXPENSES
Compensation	437,500
General and administrative expenses	338,588

TOTAL OPERATING EXPENSES	776,088

NET LOSS	$(776,088)

Weighted average number of common shares, basic and diluted	26,526,679

Basic and diluted net loss per common share	$(0.03)

The accompanying notes are an integral
part of these unaudited financial statements.

SEISMIC CAPITAL COMPANY
STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(776,088)
Adjustments to reconcile net loss to net cash used in operating activities:
Issuance of shares for services	137,500
Deferred offering costs	50,000
Change in operating assets and liabilities:
Change in prepaid expenses	3,608
Change in accounts payable	90,623
Change in accrued expenses	(137,500)
Change in accrued compensation - officers	437,500

NET CASH USED IN OPERATING ACTIVITIES	(194,357)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from officers	66,416
Proceeds from sale of common stock	171,668

NET CASH PROVIDED BY FINANCING ACTIVITIES	238,084

NET INCREASE IN CASH	43,727

CASH, BEGINNING OF PERIOD	5,683

CASH, END OF PERIOD	$49,410

SUPPLEMENTAL DISCLOSURES:
Interest paid in cash	$-
Income taxes paid in cash	$-

The accompanying notes are an integral
part of these unaudited financial statements.

SEISMIC CAPITAL COMPANY
STATEMENTS OF STOCKHOLDERS' DEFICIT (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2021

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Dollar	Paid-In Capital	Deficit	Deficit
Balance at January 1, 2021	26,393,534	$26,393	$365,675	$(922,887)	$(530,819)

Issuance of common shares for cash	85,834	86	171,582	-	171,668
Issuance of common shares for services	68,750	69	137,431	-	137,500
Net loss	-	-	-	(776,088)	(776,088)

Balance at June 30, 2021	26,548,118	$26,548	$674,688	$(1,698,975)	$(997,739)

The accompanying notes are an integral
part of these unaudited financial statements.

SEISMIC CAPITAL COMPANY
NOTES TO FINANCIAL STATEMENTS
UNAUDITED

Note 1 – Organization and Summary of Significant Accounting Policies

Organization and Business Activities: Seismic Capital Company (the “Company”) was incorporated in the state of Delaware on July 1, 2020. The Company was formed to raise capital and acquire early stage, primarily technology, companies that would benefit from financial, advisory, back-office, relationship and other support. The Company has started identifying target companies and is in the process of developing business plans specific to these targets. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

Emerging Growth Company: The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Basis of Presentation: The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The financial statements reflect all adjustments, which in the opinion of management, are necessary to present fairly the financial position at June 30, 2021 and the results of operations and cash flows of the Company for the six months ended June 30, 2021. Please also refer to the financial statements of Seismic Capital Company for the period ended December 31, 2020 included in Form 1-A as amended, filed with the SEC on August 4, 2021. The results of operations for the period presented are not necessarily indicative of the results to be expected for the full year.

Cash and Cash Equivalents: The Company considers cash equivalents to include cash and investments with an original maturity of three months or less. The Company did not have any cash equivalents as of June 30, 2021 and December 31, 2020

SEISMIC CAPITAL COMPANY
NOTES TO FINANCIAL STATEMENTS
UNAUDITED

Note 1 – Organization and Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At June 30, 2021 and December 31, 2020, the Company has not experienced losses on this account.

Use of Estimates: GAAP requires that the financial statements include estimates by management in the valuation of certain assets and liabilities at the date of the financial statement. Management uses its historical records and knowledge of its business in making these estimates. Accordingly, actual results may differ from these estimates.

Deferred Offering Costs: Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Proposed Public Offering. The Proposed Public Offering was delayed and the deferred offering costs previously presented on the balance sheet at December 31, 2020 were charged to operations during the six months ended June 30, 2021.

Stock-Based Compensation: The Company accounts for share-based compensation arrangements in accordance with Financial Accounting Standards Board (“FASB”) ASC 718, which requires the measurement and recognition of compensation expense for all share-based payment awards to be based on estimated fair values. For restricted stock units, the value of the award is based on the Company’s stock price at the grant date. Expense is recognized over the vesting period for all awards.

Recent Accounting Standards: Management does not believe that any recently issued, but not yet effective, accounting standards update, if currently adopted, would have a material effect on the Company’s financial statements.

Note 2 – Going Concern

These accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for a period following the date of these financial statements. The Company is in the development stage and has not yet started generating revenue. It relies on capital raises to implement its business plan. The Company is in the process of raising funds which it believes should be sufficient to commence operations, however, at this early stage, there is no assurance that the Company will raise enough funds or generate sufficient revenues to pay its obligations as they become due, which raises substantial doubt about our ability to continue as a going concern. No adjustments have been made to the carrying value of assets or classification of liabilities as a result of this uncertainty.

SEISMIC CAPITAL COMPANY
NOTES TO FINANCIAL STATEMENTS
UNAUDITED

Note 3 – Related Party Transactions

Officers paid $66,416 for various expenses on behalf of the Company during six months ending June 30, 2021. The balance of advances totaling $83,075 at June 30, 2021 includes $16,659 from the period from July 1, 2020 through December 31, 2020. The balance of these advances has no repayment terms and does not bear interest

Note 4 – Equity

The Company is authorized to issue 200,000,000 shares of common stock with a par value of $0.001 per share. The Company effected a reverse stock split effective December 30, 2020, whereby each four shares of common stock was converted into one share of common stock.

26,250,000 shares of common stock were issued pursuant to four Founder Stock Purchase Agreements effective July 1, 2020. 17,062,500 of these shares are subject to a Company repurchasing option schedule requiring the founders to maintain their business relationship as described in the agreement. The repurchasing option expires on a total of 6,562,500 shares on July 1, 2021, 6,562,500 shares on July 1, 2022 and 3,937,500 shares on July 1, 2023. The shares eligible for repurchase by the Company are at the option of the Company at the then fair market value of the vested shares in the event of a termination, bankruptcy, or divorce.

SEISMIC CAPITAL COMPANY
NOTES TO FINANCIAL STATEMENTS
UNAUDITED

Note 4 – Equity (Continued)

During the six months ended June 30, 2021, the Company issued a total of 68,750 shares of common stock valued at $137,500 to 11 advisors for services received.. The service agreement stipulates the Company will issue up to 6,250 shares every twelve months to each advisor.

During the period January 1, 2021 through June 30, 2021, as part of its fundraising efforts, the Company issued 85,834 shares of common stock to 17 individuals for cash consideration of $171,668.

Note 5 – Commitments and Contingencies

Employment Agreements: On August 25, 2020, the Company entered into employment agreements with three founders of the Company, effective July 1, 2020. Each agreement is for a period of five years at a salary of $250,000 per year, plus the possibility of a bonus ranging between 50% and 200% of the annual salary. The Company recorded compensation totaling $375,000 with respect to these agreements during the six months ended June 30, 2021. The Company also entered into a similar agreement on August 28, 2020 with a fourth founder at a salary of $125,000 per year. Such contract became effective on January 1, 2021. The Company accrued $62,500 with respect to this agreement the for the six months ended June 30, 2021. Unpaid accrued compensation related to these agreements totaled $812,500 as of June 30, 2021. The employment agreements also provide for a contingent signing bonus equal to each founder’s annual salary if the Company closes on the sale of the Company’s equity securities in the aggregate amount of no less than $5,000,000.

Legal Matters: From time to time, the Company may be involved in legal proceedings in the normal course of its business. The Company is not involved in any legal proceedings at the present time.

Note 6 – Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date and through November 23, 2021, the date that the financial statements were issued.

Subsequent to June 30, 2021, the Company issued 28,000 and 28,336 shares of common stock at $2 per share and $3 per share, respectively. The repurchase option for 6,562,500 shares to the founders expired unexercised on July 1, 2021 (see note 4).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEISMIC CAPITAL COMPANY

By	/s/ Steven P. Weinstein
Name:	Steven P. Weinstein
Title:	Chief Executive Officer
Date:	November 23, 2021

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Steven P. Weinstein	Date: November 23, 2021
Steven P. Weinstein
Chief Executive Officer

/s/ Alice P. Neuhauser	Date: November 23, 2021
Alice P. Neuhauser
Chief Financial Officer, Principal Accounting Officer